FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued yesterday by The Saudi British Bank (SABB), a 40% indirectly held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK
RESULTS FOR NINE MONTHS ENDED 30 SEPTEMBER 2012

· Net profit of SAR2,425m (US$647m) for the nine months ended 30 September 2012 - an increase of SAR192m (US$51m), or 8.6%, compared with SAR2,233m (US$596m) for the same period in 2011.

· Operating income of SAR3,938m (US$1,050m) for the nine months ended 30 September 2012 - an increase of SAR161m (US$43m), or 4.3%, compared with SAR3,777m (US$1,007m) for the same period in 2011.

· Customer deposits of SAR119.7bn (US$31.9bn) at 30 September 2012 - an increase of SAR18.9bn (US$5.1bn), or 18.8%, compared with SAR100.8bn (US$26.9bn) at 30 September 2011.

· Loans and advances to customers of SAR97.8bn (US$26.1bn) at 30 September 2012 - an increase of SAR15.4bn (US$4.1bn), or 18.8%, compared with SAR82.4bn (US$22.0bn) at 30 September 2011.

· The bank's investment portfolio totalled SAR29.3bn (US$7.8bn) at 30 September 2012 - an increase of SAR5.3bn (US$1.4bn), or 21.9%, compared with SAR24.1bn (US$6.4bn) at 30 September 2011.

· Total assets were SAR156.2bn (US$41.7bn) at 30 September 2012 - an increase of SAR24.3bn (US$6.5bn), or 18.4%, compared with SAR131.9bn (US$35.2bn) at 30 September 2011.

·  Earnings per share of SAR2.42(US$0.65) for the nine months ended 30 September 2012 - an increase of 8.6% from SAR2.23 (US$0.60) for the same period in 2011 after bonus share adjustment (one for every three shares).

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR2,425m (US$647m) for the nine months ended 30 September 2012. This is an increase of SAR192m (US$51m), or 8.6% compared with the same period in 2011.

Sheikh Khaled Olayan, Chairman of SABB, said: "SABB's strategy of diversifying its income streams and controlling its costs effectively ensured a strong financial performance for the nine months ended 30 September 2012. SABB has continued to focus on booking quality assets and sustaining growth while preserving strong asset quality, capital and liquidity positions.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at
ibrahimabomouti@sabb.com

Investor Relations enquiries at
InvestorRelations@sabb.com

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                     Date: 11 October 2012